UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 19)

MFS Government Markets Income Trust (MGF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552939100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 552939100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  3,760,967

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  3,760,967

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,760,967

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

7.28%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
MFS Government Markets Income trust
500 Boylston Street
Boston, Massachusetts 02116

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the �Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 3,760,967 shares of MGF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 7.28% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MGF fit the investment guidelines for various Accounts. Shares have been acquired since October 21, 1992.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 3,760,967 shares, which represents 7.28% of the outstanding Shares. George W. Karpus currently owns 2,400 shares purchased on January 8, 2004 at $6.82 (1,500 shares) and November 8 at $6.54 (900 shares). Sophie Karpus presently owns 4,000 shares purchased December 29, 1999 at a price of $5.75 (300 shares), December 26, 2003 at $6.77 (550 shares), and November 2, 2004 at $6.63 (1,300 shares), May 16, 2005 at a price of $6.63 (1,850 shares). Karpus Profit Sharing Plan presently owns 2,900 shares purchased November 13, 2001 at a price of $6.73 (1,050 shares), July 2, 2003 at $6.95 (1,150 shares), July 30, 2004 at $6.48 (600 shares), and August 2, 2004 at $6.48 (100 shares). Karpus Investment Management Defined Benefit Plan currently owns 3,300 shares purchased on September 2, 2003 at $6.65 (850 shares), April 29, 2004 at $6.53 (270 shares), September 15, at $6.59 (1,180 shares) and April 20, 2006 at $6.26 (1,000 shares). None of the other Principles of KIM presently own shares of MGF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 6/27/2006 2200  $6.25
 6/29/2006 2800  $6.25
 6/29/2006 -6000  $6.24
 7/7/2006 -600  $6.28
 7/10/2006 2000  $6.24
 7/10/2006 -800  $6.27
 7/11/2006 2100  $6.22
 7/12/2006 650  $6.21
 7/12/2006 -200  $6.25
 7/13/2006 150  $6.23
 7/19/2006 -5000  $6.24
 8/2/2006 5000  $6.32
 8/2/2006 -170  $6.36
 8/8/2006 -2300  $6.37
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MGF securities.

Item 7. Materials to be Filed as Exhibits.

A letter was sent by Karpus to the Board of Directors of MGF pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached hereto as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Investment Strategist
Date:   August 28, 2006

EXHIBIT 1
Letter to the Fund
Transmitted August 25, 2006

J. Atwood Ives, Chair of Trustees      August 25, 2006
MFS Government Markets Income Trust
MFS Funds
500 Boylston Street
Boston, MA 02116

Mr. Ives and Fellow Trustees:
I am writing on behalf of Karpus Investment Management (KIM), a registered investment advisor. As of July 31, 2006, we represented beneficial ownership 3,758,437 shares of MGF for KIM clients, which represents 7.21 percent of outstanding shares. We have been accumulating shares for investment purposes since October 1, 1992.

I have made contact with the Fund's portfolio manager, Mr. Peter Vaream, who answered many questions that I had regarding the management of the Fund. I was pleased that your firm allowed me this access and overall we are satisfied with the net asset value performance of MGF. As the second largest shareholder of the Fund, I would like to meet with some of the Trustees prior to, or subsequent to the Shareholder meeting scheduled for October 6, 2006.

The language in your prospectus allows for open market repurchases at points in time when the Fund's shares "are trading at a discount of 10% or more from the net asset value." The Trustees engaged in such open market repurchases from October 26, 1998 to May 28, 2004 during which time the discount narrowed from 15 to 10 percent. This program enabled the Fund's market price performance to beat its benchmark over this holding period.

After this repurchase program ended, Fund shares have traded between a 9.5 and a 13 percent discount and Fund performance has slightly lagged the benchmark. Although performance has not been poor, we would like to see the Trustees do something to help narrow the Fund's persistently wide discount to net asset value.

We would suggest that the Trustees consider reinstituting the open market purchase program and set a floor for when the Fund would step in and aggressively buy shares. For example, the Trustees could announce that share repurchases would be commenced at any point in time when the discount reached 12 percent. This would essentially set a floor for the discount. Also, the Trustees could engage in tender offers at their discretion when the discount reached a certain trigger point. I hope that the Trustees will allow me to discuss some of our ideas and concerns at the upcoming Shareholder meeting. I believe that when long-term investors work together with Fund management excellent long term performance will be the outcome. I hope the Trustees will consider "lending me their ear" and will seek feedback from large Shareholders in the future. In business, companies operate much more smoothly when management and ownership are on the same page.

I appreciate your time and consideration. I look forward to meeting with you in October.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Investment Strategist